UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 8, 2017

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ELECTION OF DIRECTOR

The Board of Directors (the “Board”) of Mimecast Limited, a company organized under the laws of the Bailiwick of Jersey (the “Company”), has elected Geraldine T. Elliott to serve as a Class II director of the Company for a term that runs from November 2, 2017 until the annual general meeting of shareholders of the Company to be held in 2020, and thereafter until her successor is duly elected and qualified. In order to accommodate Ms. Elliott’s election, the Board increased the number of directors constituting the Board from seven to eight. The Board also appointed Ms. Elliott to serve as a member of the Board’s Compensation Committee.

Ms. Elliott is the former Executive Vice President, Strategic Advisor of Juniper Networks, Inc., a producer of high-performance networking equipment. She began her employment with Juniper Networks in 2009 and held positions of increasing responsibility until her retirement in 2014, including Executive Vice President and Chief Customer Officer, and Executive Vice President and Chief Sales Officer. Before joining Juniper Networks, Ms. Elliott was at Microsoft Corporation, where she was Corporate Vice President, Worldwide Public Sector, from 2004 to 2009. Prior to joining Microsoft Corporation, Ms. Elliott spent 22 years at IBM Corporation, where she held several senior executive positions in the United States and internationally. She is the founder of Broadrooms.com, a website focused on executive women who serve or want to serve on corporate boards. Ms. Elliott is a director of Whirlpool Corporation, Imperva, Inc., and Marvell Technology Group Ltd. Ms. Elliott has a bachelor’s degree from New York University.

Ms. Elliott was recommended to the Board by the Nominating and Corporate Governance Committee, in accordance with the provisions of its charter. There are no arrangements or understandings between Ms. Elliott and any other person pursuant to which she was elected as a director. There are no transactions in which Ms. Elliott has an interest requiring disclosure under Item 404(a) of Regulation S-K as promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended. The Board has determined that Ms. Elliott will qualify as “independent” under the guidelines promulgated by the Nasdaq Stock Market, Inc. and the applicable SEC rules.

In accordance with the Company’s non-employee director compensation policy (the “Compensation Policy”), Ms. Elliott will receive an annual retainer of $50,000 for service as a director and reimbursement for out-of-pocket expenses incurred in connection with attending Board meetings. In addition, in accordance with the Compensation Policy, the Board granted Ms. Elliott a restricted stock unit (“RSU”) award for 6,499 shares. The RSU award will vest in annual installments over a three-year period, subject to Ms. Elliott’s continued service as a director. Under the Compensation Policy, Ms. Elliott will be required to retain at least 50% of the ordinary shares underlying the RSU award while she remains a member of the Board.

The full text of the press release issued by the Company on November 8, 2017, in connection with Ms. Elliott’s election as a director of the Company is filed as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: November 8, 2017	By:	/s/ Robert P. Nault
Robert P. Nault
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “Mimecast Welcomes Gerri Elliott to Board of Directors,” issued by the Company on November 8, 2017.